iPayment, Inc.

iPayment Holdings, Inc.

40 Burton Hills Boulevard, Suite 415

Nashville, Tennessee 37215

December 20, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	iPayment, Inc., iPayment Holdings, Inc., et al.
Registration Statement on Form S-4
(File No. 333-177233)

Ladies and Gentlemen:

iPayment, Inc. (“iPayment”), iPayment Holdings, Inc. (“Holdings” and, together with iPayment, the “Companies”) and the guarantors referenced in the Registration Statement (the “Guarantors” and, together with the Companies, the “Registrants”), respectfully request, pursuant to Rule 461 of the Securities Act of 1933, as amended, that the United States Securities and Exchange Commission (the “Commission”) take such action as is necessary to accelerate the effective date of the Registrants’ Registration Statement on Form S-4 (File No. 333-177233), as amended (the “Registration Statement”), to 2:00 p.m. Eastern Standard Time, on December 21, 2011, or as soon as practicable thereafter. In connection with this acceleration request, the Registrants acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Nazim Zilkha of White & Case LLP at (212) 819-8998 of the effectiveness of the Registration Statement.

If you have any questions or comments regarding this letter, please do not hesitate to contact Mr. Zilkha at (212) 819-8998.

Very truly yours,

IPAYMENT, INC.

By:	/s/ Mark C. Monaco
Name: Mark C. Monaco
Title: Executive Vice President, Chief Financial Officer and Treasurer

IPAYMENT HOLDINGS, INC.

By:	/s/ Mark C. Monaco
Name: Mark C. Monaco
Title: Executive Vice President, Chief Financial Officer and Treasurer

IPMT TRANSPORT, LLC

By:	/s/ Mark C. Monaco
Name: Mark C. Monaco
Title: Treasurer and Secretary

IADVANTAGE, LLC

By:	/s/ Mark C. Monaco
Name: Mark C. Monaco
Title: Secretary

IFUNDS CASH SOLUTIONS, LLC IPAYMENT ACQUISITION SUB LLC By: iPayment, Inc., as Sole Member

/s/ Mark C. Monaco
By: Mark C. Monaco
Title: Executive Vice President, Chief Financial Officer and Treasurer

1st NATIONAL PROCESSING, INC.

CAMBRIDGE ACQUISITION SUB, LLC

CARDPAYMENT SOLUTIONS, L.L.C.

CARDSYNC PROCESSING, INC.

E-COMMERCE EXCHANGE, INC.

IPAYMENT OF CALIFORNIA, LLC

IPAYMENT OF MAINE, INC.

ISCAN SOLUTIONS, LLC

NPMG ACQUISITION SUB, LLC

MSC ACQUISITION SUB, LLC

PCS ACQUISITION SUB, LLC

ONLINE DATA CORP.

QUAD CITY ACQUISITION SUB, INC.

TS ACQUISITION SUB, LLC

By:	/s/ Mark C. Monaco
Name: Mark C. Monaco
Title: Executive Vice President, Chief Financial Officer and Treasurer

cc: Nazim Zilkha, Esq., White & Case LLP

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